Exhibit 77(d)

Effective November 2, 2000, Pilgrim International Fund ("International Fund") changed its investment policies to indicate that the Fund will invest 65% of its assets in issuers located outside of the United States, and 75% of its total assets in common and preferred stocks, warrants and convertible securities. The Fund may invest 35% of its total assets in the securities of U.S. companies, including investment grade debt securities. The portfolio managers will employ a combination of top-down and bottom-up analyses in selecting securities.